AB 3/28

07005651

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Wacker Drive, Suite 4700
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad R. Erwin (312) 334-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Silver & Company
(Name – *if individual, state last, first, middle name*)

5750 Old Orchard Road, Suite 200 (Address) Skokie (City) IL (State) 60077 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason N. Shih, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
KATHLEEN WARNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 05-14-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Chad R. Erwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

OFFICIAL SEAL
KATHLEEN WARNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 05-14-07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICAGO ANALYTIC TRADING COMPANY, LLC

TABLE OF CONTENTS

MICHAEL SILVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, R.I.A.
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA

Of Counsel
MARK R. GOLDSTICK, CPA

INDEPENDENT AUDITORS' REPORT

To the Members
Chicago Analytic Trading Company, LLC

We have audited the accompanying statements of financial condition of Chicago Analytic Trading Company, LLC as of December 31, 2006 and 2005, and the related statements of operations and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information on page 8 has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it. The additional information on page 9 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Michael Silver & Co.
Certified Public Accountants

Skokie, Illinois
February 16, 2007

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

		2006		2005
ASSETS				
Current Assets				
Cash	$	217,067	$	386,754
Commissions receivable		-		8,018
Prepaid expenses		12,224		46,912
Total current assets		229,291		441,684
TOTAL ASSETS	$	229,291	$	441,684
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	125,320	$	15,813
Accrued expenses		288		288
Total current liabilities		125,608		16,101
Members' Equity		103,683		425,583
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	229,291	$	441,684

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31

	2006	2005
Revenue	$ 32,595	$ 692,635
Operating Expenses	507,426	851,181
Operating Loss	(474,831)	(158,546)
Interest Income	52,931	31,223
Net Loss	(421,900)	(127,323)
Members' Equity - Beginning Of Year	425,583	552,906
Member Contributions	100,000	-
Members' Equity - End Of Year	$ 103,683	$ 425,583

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2006	2005
INCREASE (DECREASE) IN CASH		
Cash Flows From Operating Activities:		
Net loss	$ (421,900)	$ (127,323)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	8,018	44,561
Other receivable	-	5,000
Prepaid expenses	34,689	(6,069)
Increase (decrease) in:		
Accounts payable	109,506	12,154
Accrued expenses	-	(4,497)
Total adjustments	152,213	51,149
Net cash used by operating activities	(269,687)	(76,174)
Cash Flows From Financing Activities:		
Contributions from members	100,000	-
Net Decrease In Cash	(169,687)	(76,174)
Cash - Beginning Of Year	386,754	462,928
Cash - End Of Year	$ 217,067	$ 386,754

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized November 1, 2001 pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to Securities and Exchange Commission (SEC) Rule 15c3-3 under subparagraph k(2)(B). The provision of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No provision for taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state income taxes.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis. The amount shown as commissions receivable for the year ended December 31, 2005 consists of commissions due from the clearing broker-dealer.

3 - Lease Commitments

The Company leased office space from an entity related through common ownership through October 2006, when the agreement was cancelled. Rent payments of $11,667 were due monthly and the Company was also responsible for its pro rata share of the operating expenses and real estate taxes. Rent expense, including operating expenses and real estate taxes, was $180,791, and $217,604 for the years ended December 31, 2006 and 2005, respectively.

4 - Concentration Of Credit Risk

The Company maintains cash accounts at various financial institutions and has credit risk for balances in excess of federally insured limits.

5 - 401(k) Plan

The Company, along with an entity related by common ownership, sponsors a defined contribution 401(k) plan that covers eligible employees, as defined in the plan. Participants may contribute from 1% to 15% of their compensation. The Company makes matching contributions of up to 100% of the first 4% contributed by the participants. Employer contributions to the plan for the years ended December 31, 2006 and 2005 were $5,531 and $8,731, respectively.

6 - Related Party Transactions

During the year ended December 31, 2006, the Company acted as an introducing broker to a limited liability company whose managing member is S4 Capital, LLC, a related entity through common ownership. Commissions earned through the trading activity of the limited liability company was approximately $20,700. During the year ended December 31, 2006, the two limited partnerships that previously traded through the Company were terminated and no commissions were earned through the two partnerships.

During the year ended December 31, 2005, the Company acted as an introducing broker to a limited liability company and two limited partnerships whose managing member or general partner is S4 Capital, LLC, a related entity through common ownership. All commissions earned for the year ended December 31, 2005, were generated through the trading activity of the entities.

7 - Going Concern

The Company incurred a net loss of $421,900 for the year ended December 31, 2006, and the members of the Company made capital contributions of $100,000 in order to assist with paying operational expenses. These factors, as well as the significant drop in revenue compared to the prior year, create an uncertainty as to the Company's ability to continue as a going concern. Through cost-cutting measures, the Company is expecting to be able to survive for another year, but the Company's management has no plans of taking on any debt, and the Company's members are not planning on making any additional capital contributions. There can be no assurance that the Company's plans will allow the Company to continue its operations in its present form. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness calculated to be $8,374. As of December 31, 2006, the Company had net capital of $91,459, as calculated in accordance with Rule 15c3-1, which was $83,085 in excess of its SEC required net capital. The Company's net capital ratio was 1.37 to 1.

9 - Clearing Broker Requirements

The Company's clearing broker through December 31, 2006, requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing a broker as described in Note 8 or $100,000. The Company is also required to maintain a cash deposit with the clearing broker of $100,000.

ADDITIONAL INFORMATION

CHICAGO ANALYTIC TRADING COMPANY, LLC

SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31

	2006	2005
Salaries, benefits and payroll taxes	$ 220,844	$ 482,033
Exchange fees	4,394	25,449
Bank charges	5,392	2,428
Computer expenses	57,212	58,658
Contributions	685	29,813
Office expenses	316	3,900
Professional fees	24,159	22,858
Rent expense	180,791	217,604
Licenses	8,590	4,210
Other expenses	5,043	4,228
Total operating expenses	$ 507,426	$ 851,181

See disclaimer of opinion in Independent Auditors' Report.

CHICAGO ANALYTIC TRADING COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

Net Capital		
Total members' equity		$ 103,683
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		103,683
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		103,683
Deductions and/or charges:		
Nonallowable assets:		
Other assets	12,224	
		12,224
Total Net Capital		$ 91,459
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 125,608
Total Aggregate Indebtedness		$ 125,608
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required in Accordance with NASD Regulations		$ 8,374
Excess Net Capital		$ 83,085
Ratio: Aggregate Indebtedness to Net Capital		1.37 to 1
Reconcilation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2006)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report		$ 91,459
Net Capital per above		$ 91,459

See Independent Auditors' Report.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, R.I.A.
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA

Of Counsel
MARK R. GOLDSTICK, CPA

Board of Directors
Chicago Analytic Trading Company, LLC

In planning and performing our audit of the financial statements of Chicago Analytic Trading Company, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Co.

Certified Public Accountants

Skokie, Illinois
February 16, 2007

END